SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.__)*
TPI Composites, Inc
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87266J104
(CUSIP Number)
May 21, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James O. Shaver

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

2,400,000*

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,400,000*

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,400,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON

IN
*Includes shares owned jointly with the Reporting Person’s spouse.

Item 1(a).	Name of Issuer:
TPI Composites, Inc (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
9200 E. Pima Center Parkway, Suite 250
Scottsdale, AZ 85258

Item 2.	(a) Name of Person Filing: (b) Address of Principal Business Office or, if None, Residence: (c) Citizenship:
The name and citizenship of the person filing this statement on Schedule 13G is (the “Reporting Person”):

James O. Shaver
Citizenship: United States

The principal business address of the Reporting Person is 10 East 53rd Street, 19th Floor, New York, NY 10022

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”).
Item 2(e).	CUSIP Number:
87266J104.

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.
(a)	Amount beneficially owned:
As of the close of business on May 21, 2024, the Reporting Person beneficially owned 2,400,000 shares of Common Stock.
(b)	Percent of Class:
As of the close of business on May 21, 2024, the Reporting Person beneficially owned  approximately 5.1% of the outstanding shares of the Issuer’s Common Stock, which percentage was calculated based on 47,468,503 shares of the Issuer’s Common Stock outstanding as of April 30, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 2, 2024.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Common Shares:
See Cover Page Items 5-9.
(ii)	Shared power to vote or to direct the vote of Common Shares:
See Cover Page Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of Common Shares:
See Cover Page Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of Common Shares:
See Cover Page Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: May 28, 2024
/s/ James O. Shaver
JAMES O. SHAVER